Filed by NB&T Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NB&T Financial Group, Inc.

Securities Exchange Act of 1934 File No. 000-23134

January 19, 2010

Dear Community National Corporation Shareholder,

Enclosed is a copy of a news release being issued this date by NB&T Financial Group, Inc. (“NBTF”), providing information regarding NBTF’s financial condition and results of operations for the quarter and year ended December 31, 2009.

As we explained in a letter to all shareholders of Community National Corporation (“CNC”) dated January 5, 2010, the deadline for submitting an Election Form/Letter of Transmittal in connection with the merger of CNC into NBTF was extended to 4:00 p.m., Central Time, on February 2, 2010. If you have not yet submitted your Election Form/Letter of Transmittal, we urge you to do so before that date in order to have your preference for cash or common shares of NBTF known and to ensure that you receive your merger consideration as soon as possible after the Election Deadline.

If you have any questions regarding your Election Form/Letter of Transmittal, please contact NBTF’s exchange agent, Illinois Stock Transfer Company, at (312) 427-2953 or (800) 757-5755. If you hold shares in street name, you should contact your broker, dealer, bank or other nominee.

Additional Information About the Merger

NBTF has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 concerning the proposed merger, which included a prospectus/proxy statement for the offer and sale of NBTF common shares to CNC shareholders as well as for the solicitation of proxies from CNC’s shareholders for use at the meeting at which the merger transaction was voted upon. The prospectus/proxy statement and other documents filed by NBTF with the SEC contain important information about NBTF, CNC and the merger transaction. We urge investors and CNC shareholders to read carefully the prospectus/proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. Investors and shareholders may obtain a free copy of the prospectus/proxy statement – along with other filings containing information about NBTF – at the SEC’s website at http://www.sec.gov. Copies of the prospectus/proxy statement, and NBTF’s filings with the SEC, may also be obtained free of charge by directing a request to NB&T Financial Group, Inc., 48 N. South Street, Wilmington, Ohio 45177, attention Craig F. Fortin, Chief Financial Officer, telephone (937) 382-1441.

Sincerely,

/s/ John J. Limbert

John J. Limbert

President and C.E.O.

The securities to be issued in connection with the merger described in the referenced prospectus/proxy statement are not savings accounts, deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the NB&T Financial Group, Inc., common shares to be issued in the merger or determined if the prospectus/proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.